# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CACI INTERNATIONAL INC /DE/, CIK 0000016058
CUSIP: 127190304
Title of class of securities: Common Stock
Address of issuer's principal executive offices: TWO RESTON OVERLOOK, 12021 SUNSET HILLS ROAD, RESTON, Virginia (VA), 20190
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000895421-24-000216
Filed by CIK 0000895421

## Reporting persons
- Morgan Stanley: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,658,608; sole dispositive power 0; shared dispositive power 1,750,716; aggregate amount beneficially owned 1,815,215 (8.1% of the class)
- Atlanta Capital Management Company, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,436,370; sole dispositive power 0; shared dispositive power 1,519,680; aggregate amount beneficially owned 1,579,768 (7% of the class)
- Eaton Vance Atlanta Capital SMID-Cap Fund: type of reporting person: investment company (IV); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 1,220,482; sole dispositive power 0; shared dispositive power 1,220,482; aggregate amount beneficially owned 1,220,482 (5.4% of the class)

## Item 1. Issuer
Name of issuer: CACI INTERNATIONAL INC /DE/
Address of issuer's principal executive offices: TWO RESTON OVERLOOK, 12021 SUNSET HILLS ROAD, RESTON, VA, 20190

## Item 2. Person Filing
Name of person filing: 1: Morgan Stanley 2: Atlanta Capital Management Company, LLC 3: Eaton Vance Atlanta Capital SMID-Cap Fund
Address of principal business office or, if none, residence: 1: 1585 Broadway, New York, NY 10036 ;2: 1075 Peachtree Street, Suite 2100, Atlanta, GA 30309 ;3: One Post Office Square, Boston, MA 02109
Citizenship: 1: Delaware 2: Delaware 3: Massachusetts

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
Percent of class: 8.1
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.2

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

* In Accordance with the Securities and Exchange Commission Release
No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by certain operating units (collectively, the "MS Reporting Units") of Morgan
Stanley and its subsidiaries and affiliates (collectively, "MS"). This filing does not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS
Reporting Units in accordance with the Release.

## Exhibits
EXHIBIT NO. EXHIBITS
------------------ ------------------------------------

99.1 Joint Filing Agreement

99.2 Item 7 Information

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

## Signatures
- Morgan Stanley: Christopher O'Hara, Authorized Signatory, Morgan Stanley (05/05/2025)
- Atlanta Capital Management Company, LLC: Kelly Williams, Authorized Signatory, Atlanta Capital Management Company, LLC (05/05/2025)
- Eaton Vance Atlanta Capital SMID-Cap Fund: Kelly Williams, Authorized Signatory, Eaton Vance Atlanta Capital SMID-Cap Fund (05/05/2025)